Exhibit 21.1
SUBSIDIARIES OF THE COMPANY
AND JURISDICTION OF INCORPORATION OR ORGANIZATION

CAIRE Inc.	Delaware
Changzhou CEM Cryo Equipment Co., Ltd.	China
Chart Asia, Inc.	Delaware
Chart Australia Pty. Ltd	Australia
Chart Biomedical Limited	U.K.
Chart Cooler Service Company, Inc.	Delaware
Chart Cryogenic Engineering Systems (Changzhou) Co., Ltd.	China
Chart Cryogenic Equipment (Changzhou) Co., Ltd.	China
Chart Energy & Chemicals, Inc.	Delaware
Chart Ferox a.s.[1]	Czech Republic
Chart Inc.	Delaware
Chart International, Inc.	Delaware
Chart International Holdings, Inc.	Delaware
Ferox GmbH[2]	Germany
GTC of Clarksville, LLC	Delaware
Zhangjigang Chart Hailu Cryogenic Equipment Co., Ltd.[3]	China

[1]	95.7% of capital stock owned indirectly by the Company.

[2]	Wholly owned by Chart Ferox a.s.

[3]	98% of equity interests owned indirectly by the Company.